Consent of Independent Registered Public Accounting Firm

To the Board of Directors

SGOCO Technology Ltd. and subsidiaries

We consent to the use of our report dated February 12, 2010, with respect to the consolidated balance sheets of SGOCO Technology Ltd. and Subsidiaries (the “Company”) as of December 31, 2009, 2008 and 2007, and the related consolidated statements of income and other comprehensive income, shareholders’ equity and cash flows for each of the year then ended, included herein by reference on the registration statement of the Company’s Form F-1, and to the reference to our firm under the heading “Experts” in the prospectus.

/s / Frazer Frost, LLP

Brea, California

October 25, 2010